SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

GLOBAL PRECISION MEDICAL INC.

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(Name of Issuer)

    Common Stock, No Par Value

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(Title of Class of Securities)

37943G 10 6

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(CUSIP Number)

Linda Holmes

P.O. Box 1609

12406 Wright Avenue

Summerland, British Columbia, Canada V0H 1Z0

(250) 404-0310

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(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

    September 23, 2002

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent..

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37943G 10 6

13D

Page 2 of 5 Pages

(1)

NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Global Medical Sciences Ltd.

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [x ]

(b) [ ]

(3)

SEC USE ONLY

(4)

SOURCE OF FUNDS (SEE INSTRUCTIONS)

(5)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]

(6)

CITIZENSHIP OR PLACE OF ORGANIZATION:

BARBADOS

(7)

SOLE VOTING POWER:

NUMBER OF

            3,352,071

SHARES

(8)

SHARED VOTING POWER:

BENEFICIALLY

0 shares

OWNED BY

EACH

(9)

SOLE DISPOSITIVE POWER:

REPORTING

3,352,071

PERSON

WITH

(10)

SHARED DISPOSITIVE POWER:

0 shares

(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Global Medical Sciences Ltd owns 3,352,071 shares of Global Precision Medical Inc as of December 31, 2003, of which the beneficial owners were:

Mr. Faouzi Zerrouk 2,514,053

Mr. Michel Coderre    838,018

(12)

CHECK IF THE AGGREGATE AMOUNT IN THE ROW (11) EXCLUDES CERTAIN SHARES

 [  ]

CUSIP NO: 37943G 10 61

3D

Page 3 of 5 Pages

(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37%

(14)

TYPE OF REPORTING PERSON:

CO

ITEM 1.

SECURITY AND ISSUER

This statement relates to the common stock, no par value per share (“Common Stock”) of Global Precision Medical Inc., a Wyoming corporation (“Global” or “Issuer”).  The Issuer’s principal offices are located at 838 Mathers Avenue, West Vancouver, British Columbia, Canada  V7T 2G1.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

This statement is being filed by Global Medical Sciences Ltd. (“GMS”) and by its sole two shareholders, Faouzi Zerrouk and Michel Coderre

(b)

GMF’s principal offices are located at Whitepark House, White Park Road, Bridgetown, Barbados

(c)

GMS is a private company  Messrs. Coderre and Zerrouk serve as GMS’s Managing Members.

(d)-(e)

During the last five years, neither GMS nor Messrs. Zerrouk and Coderre, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

GMS is a limited liability company organized under the laws of Barbados.  Messrs. Zerrouk and Coderre are both Canadian citizens.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

GMS originally acquired 4,030,079 shares of Common Stock of the Issuer from treasury.  GMS acquired the shares of Common Stock as a result of a transfer of technology to the Company.  GMS did not acquire the shares of Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock. The beneficial ownership of Mssrs Zerrouk and Coderre is attributable to this transaction.

CUSIP NO. 37943G 10 6

13D

Page 4 of 5 Pages

ITEM 4.

PURPOSE OF TRANSACTION

All shares of the Issuer’s Common Stock beneficially owned by GMS were acquired for investment purposes.  As of the date of this Schedule, GMS has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of this Item 4.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of December 31, 2003, GMS is the beneficial owner of 3,352,071 shares of the Common Stock of the Issuer, which shares represent 37% of the total issued and outstanding shares.

(b)

The Reporting Person has the:

(i)

Sole power to vote or to direct vote: 3,352,071 shares

(ii)

Shared power to vote or to direct vote: 0

(iii)

Sole power to dispose or direct the disposition of: 3,352,071 shares

(iv)

Shared power to dispose or direct the disposition of: 0

(c)

During the past 60 days, XX engaged in the following
transactions with respect to the common stock of the Issuer through a broker in open market transactions.

11/05/03	Sale to public	(free trading)	4,000	0.25	1,000
11/06/03	Sale to public	(free trading)	1,000	0.25	250
11/07/03	Sale to public	(free trading)	6,000	0.25	1,500
11/13/04	Sale to public	(free trading)	120,000	0.25	30,000
11/14/03	Sale to public	(free trading)	20,000	0.25	5,000
11/17/03	Sale to public	(free trading)	17,000	0.25	4,250
11/18/03	Sale to public	(free trading)	6,000	0.25	1,500
12/19/03	Sale to public		35,000	0.295	10,325
12/19/03	Sale to public		10,000	0.345	3,450
12/19/03	Sale to public		30,000	0.34	10,200

(d)

n/a

(e)

n/a

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

GMS is not party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

CUSIP NO. 37943G 10 6

13D

Page 4 of 5 Pages

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2004

/s/ Michel Coderre

Michel Coderre

President and CEO

Global Medical Sciences

So signing as an officer of GMS, in my own personal behalf and as attorney for Faouzi Zerrouk (three members of group)